
05047156


PVTB


P.E. 12-31-04
PrivateBancorp Inc
RECD S.E.C.
MAR 1 4 2005
PROCESSED
MAR 15 2005
THOMSON FINANCIAL

PRIVATEBANCORP

2004 ANNUAL REPORT



Welcome. You Have Arrived.℠

PRIVATEBANCORP, INC., IS THE HOLDING COMPANY FOR
THE PRIVATEBANK AND TRUST COMPANY,
THE PRIVATEBANK (ST. LOUIS),
THE PRIVATEBANK (MILWAUKEE),
THE PRIVATEBANK MORTGAGE COMPANY,
AND LODESTAR INVESTMENT COUNSEL, LLC.,
WHICH ARE ORGANIZATIONS UTILIZING HIGHLY QUALIFIED
SENIOR OFFICERS WHO PROVIDE DISTINCTIVE,
HIGHLY PERSONALIZED, PREMIUM FINANCIAL SERVICES
PRIMARILY TO AFFLUENT INDIVIDUALS, PROFESSIONALS,
ENTREPRENEURS, REAL ESTATE INVESTORS AND
THEIR PERSONAL AND PROFESSIONAL INTERESTS.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 | This report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ materially from those predicted in forward-looking statements. Factors which might cause such a difference include, but are not limited to, fluctuations in market rates of interest and loan and deposit pricing; a deterioration of general economic conditions in our market areas; legislative or regulatory changes; adverse developments or changes in the composition of the Company's loan or investment portfolios; significant increases in competition; difficulties in identifying attractive acquisition opportunities or strategic partners to complement our private banking approach and the products and services we offer; the possible dilutive effect of potential acquisitions or expansion; and our ability to raise new capital as needed and the timing, amount and type of such capital raises. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

The art of the


MOSAIC

IT HAS BEEN CALLED THE ETERNAL ART FORM. The magic of the mosaic begins with the intrinsic qualities of the materials themselves: the juxtaposition of shiny, flat, rough, and smooth finishes and textures, the glitter of precious metals and gems, the vibrant colors, and ends with the intricate weave and interdependence of these design elements. In a successful mosaic, the materials, the way they are placed, and the image must all work together. From close-up, the art form appears as random fragments on a palette, as each individual piece retains its own identity. But from farther away, the eye assimilates the pieces into the whole image and we appreciate the artist's deliberate design and the elegant arrangement.

IT HAS ALSO BEEN CALLED UNCOMMON AND EVEN UNCONVENTIONAL. The painstaking practice of cutting and setting thousands of tiny pieces into mortar requires a substantial investment in time and labor. The artist must go to great lengths to achieve something that could be done more inexpensively and quickly in another medium. Yet the reason that the artist chooses this course, is that the mosaic satisfies requirements that no painting ever could, as it is more durable, offers added dimension and vibrancy, and better withstands the test of time.

WE CHOSE THE MOSAIC AS THE THEME FOR THIS YEAR'S REPORT AS ITS HISTORY AND ATTRIBUTES ARE SO CLOSELY ALIGNED WITH THOSE OF OUR COMPANY. Built with diverse elements, the proper tools, a solid foundation, and a framework that is deliberately executed office by office and person by person, the Company was created out of the European tradition: one that is timeless, and one that values senior-level access, continuity, and discretion. By design, this approach is unusual, however, it is one that we believe is the most effective. It is a design that we believe yields a distinctiveness that sets us apart in our industry; one that our clients highly appreciate and value, and one that is so much more than the sum of the parts, with values that are enduring.



2004 FINANCIAL HIGHLIGHTS




Earnings Per Share*
[DOLLARS]



0.31
0.43
.71
1.06
1.30
00
01
02
03
04

Adjusted to reflect the 2-for-1 split of our common stock effective May 2004 and the 3-for-2 split of our common stock effective January 2003.


[MILLIONS]
[THOUSANDS]
[MILLIONS]
3.17
6.12
6.15
13.95
14.30
00 01 02 03 04
4,425
6,200
11,007
19,069
26,995
00 01 02 03 04
829.5
1,176.8
1,543.4
1,984.9
2,535.8
00 01 02 03 04
BOOK VALUE*
[DOLLARS PER SHARE]
3.91
4.32
5.78
8.47
9.51
00 01 02 03 04
RETURN ON EQUITY
[PERCENTAGE]
8.81
10.59
15.17
15.43
14.96
00 01 02 03 04
NET INTEREST MARGIN
[PERCENTAGE]
3.63
3.24
3.44
3.62
3.63
00 01 02 03 04
TOTAL LOANS
[MILLIONS]
598.7
780.8
965.6
1,224.7
1,653.4
00 01 02 03 04
TOTAL DEPOSITS
[MILLIONS]
670.2
850.5
1,205.3
1,547.4
1,872.6
00 01 02 03 04
TOTAL CAPITAL
[MILLIONS]
54.2
62.3
89.1
166.9
194.1
00 01 02 03 04





A LETTER TO SHAREHOLDERS



RALPH B. MANDELL

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER


PRIVATEBANCORP
INC.

MARCH 2005

TO OUR SHAREHOLDERS,

I am delighted to report that 2004 has been another strong year for PrivateBancorp, Inc. Our record financial performance is a direct result of our success in building relationships with existing clients and winning new clients with our unique financial services model. I am particularly proud of our Company's most valuable asset, our employees, who are committed to providing exceptional service and exceeding the expectations of our clients.

Our net income for 2004 grew to $1.30 per diluted share or $27 million compared to net income of $1.06 per diluted share or $19 million in 2003, a 23 percent increase in earnings per share. Our balance sheet demonstrated strong organic growth with assets increasing by over 28 percent or $551 million from a year ago, to $2.5 billion at year-end 2004. Loan growth was outstanding with total loans growing 35 percent or $429 million to $1.6 billion at year-end 2004. At the same time, asset quality remained strong with negligible net charge-offs and very low totals of non-performing loans. Total deposits increased 21 percent year over year to $1.9 billion at year-end 2004. Most notably, our core deposits grew 32 percent to $1.4 billion or growth of $350 million.

Our wealth management business continued to experience solid growth trends in 2004. Assets under management increased to $1.7 billion at year-end 2004, a 16 percent increase over 2003. Wealth management fee income increased to $8.3 million in 2004, an increase of 25 percent over 2003. As we continue to focus on growing this strategically important area, we were pleased to announce that in December, Wallace Head joined the Company as Chief Executive Officer of a new, soon-to-be-created subsidiary, which will include the Company's wealth management and trust business, as well as our investment management firm, Lodestar. Wally, who is a well-regarded senior executive with more than 30 years of diverse financial experience, is charged with executing a broader strategy for our current trust and asset management businesses and building a platform for further expansion and growth in wealth management. We expect to significantly grow our wealth management business and related fee income revenue both organically as well as through the acquisition of wealth management companies such as financial planning and asset management firms.

In 2004, we also announced significant initiatives to expand our footprint. In April, we were pleased to announce that prominent Wisconsin banker Jay B. Williams joined the Company as CEO of The PrivateBank in Milwaukee as well as a board member of PrivateBancorp, Inc. We have signed a lease at 743 N. Water Street in Milwaukee in the historic Daniel Burnham building known locally as The First National Bank Building, to serve as the location of our Wisconsin headquarters. Under Jay's leadership, we are confident that The PrivateBank in Milwaukee will be very successful. Jay has recruited a very strong senior officer group and a developing, well-known local Board of Directors. They will maintain temporary space in the Water Street building with an expectation of a grand opening in the renovated space in third quarter 2005.

We were also pleased to announce in 2004 that we would open a new location in the historic Palmolive Building in Chicago's Gold Coast. This office, under the direction of Managing Director David Neilson, opened in late January 2005. The office is ideally situated to serve the Gold Coast market as this area has the highest concentration of, and most rapidly growing, affluent population in metropolitan Chicago.



Late in 2004, we announced that the Company would relocate its headquarters and Loop banking office to 70 West Madison Street in Chicago in mid-2006. This well-recognized, first-class location will provide us with significant additional space and technological capacity while providing our clients easy access to the Bank. In addition, the new headquarters will be designed to reflect the distinctive sophistication, discreetness, and intimacy that our clients have come to expect.

In 2004, we made significant investments in growing our professional staff, adding 42 full-time equivalent staff, an increase of 19 percent, bringing our full-time equivalent employees to 261. This included the addition of 17 Managing Directors and Associate Managing Directors increasing our senior leadership group to 80. The growth of our organization reflects our continuing goal of attracting, developing, and retaining the best people. It is our people, and their singular commitment to excellence in serving our clients, which we believe distinguishes our Company from other financial institutions. Our managing director group continues to provide the professionalism, continuity of relationships, and high client retention rates that make us unique among other financial service companies.

We were pleased to effect a two-for-one split of our common stock that was payable in May 2004. This followed the three-for-two common stock split that was paid in January 2003. We also increased our common stock dividends in 2004, by 50 percent to 12 cents per share annually. We were also pleased to announce, in 2004, the acquisition of Corley Financial Corporation, a Chicago-based mortgage-banking boutique. This acquisition allows us to better serve the residential mortgage needs of our expanding client base.

In 2004, we welcomed Patrick F. Daly to the Board of PrivateBancorp, Inc. Pat, the co-founder and CEO of The Daly Group, LLC, a Chicago-based real estate development company, is involved in numerous civic and charitable activities and will bring added insight to our Board.

We remain enthusiastic about continuing growth opportunities in Chicago and St. Louis and have high expectations for our new Wisconsin presence. The high net-worth segment of the population we target continues to be the fastest-growing part of the markets we serve. We believe our unique model, combined with the way we execute, provides us with a unique platform for continued growth. We continue to actively explore opportunities for expansion into other midwestern cities as well as the Sunbelt either through *de novo* offices or acquisitions.

The highest ethical standards have always been central to the PrivateBancorp brand and are evidenced in all that we have done and all that we hope to accomplish in the future. We are appreciative of the enthusiastic support we receive from our clients, who have proven to be our most important source of new client referrals. We are also thankful for the support of all our shareholders, the stock market recognition of our Company, and the everyday efforts of all our staff. Because of the strong foundation we have built, we believe we have a sustainable competitive advantage, and we remain optimistic in our growth prospects and in our ability to exceed client expectations while building shareholder value over the long term.

Thank you, from all of us at PrivateBancorp.

Ralph B. Mandell
Chairman, President and Chief Executive Officer

DEDICATED TO BUILDING AND PRESERVING WEALTH℠


67°
45°
135°
22°
157°
0°
180°
Focus Execution Continuity Confidentiality Lifetime Relationships



A UNIQUE DESIGN



In 1989, our founders conceived a plan to create the first standalone private bank in the Midwest. Important elements of the design included an accessible senior managing director group, a focus on the needs of a niche clientele, and a broad array of tailored financial products and services. This vision was first realized in 1991 with the opening of The PrivateBank and Trust Company's Chicago Loop office and expanded through the subsequent addition of six Illinois offices, a St. Louis bank, and an investment management company.







s, the Company enhanced its mortgage

AN INTRODUCTION TO OUR

PEOPLE

The excellence of the client experience is a key tenet of The PrivateBank brand. And consistently delivering that experience company-wide is driving our growth and is providing us with what we believe is a significant competitive advantage. We closely manage the hiring process, provide continuous training, and set high standards. We reinforce a culture that values listening, entrepreneurship, autonomy, and integrity; a philosophy that allows us to be staffed with a truly unique grade of professionals. Our professionals are decision-makers who always put our clients' interests first.

The commitment of our staff to our core values is unwavering and universal. Throughout this year's report, we will introduce you to some of the people who bring The PrivateBank brand to life every day.





Gary S. Collins

[illegible] Chairman and Managing Director

[illegible] PrivateBank and Trust Company, Chicago







Hugh H. McLean
Vice Chairman and Managing Director
The PrivateBank and Trust Company, Oak Brook






Dennis L. Klaeser
Chief Financial Officer
PrivateBancorp, Inc.

Net Income Per Employee
[thousands]

Year	Value
00	32.3
01	38.6
02	57.9
03	87.1
04	111.6

Average Assets Per Average Employees
[millions]

Year	Value
00	5.72
01	6.53
02	7.77
03	8.54
04	9.16




fig. 1

Elements *of the* Mosaic

Nippers

A type of pincer most commonly used to cut manufactured glass, ceramic, china, gold, and smalti



Suzanne M. Timble
Managing Director and
Senior Trust Officer
The PrivateBank and Trust Company, Lake Forest

Gail I. Carpenter
Associate Managing Director
The PrivateBank and Trust Company, Chicago



Thomas J. Olivieri
Managing Director
The PrivateBank and Trust Company, Chicago

Steven A. Belser
Managing Director
The PrivateBank and Trust Company, Chicago



Lauren J. Henzel
Managing Director and
Senior Trust Officer
The PrivateBank and Trust Company, Chicago



WEALTH MANAGEMENT ASSETS UNDER MANAGEMENT

WALLACE L. HEAD
Managing Director and Director of Wealth Management
THE PRIVATEBANK AND TRUST COMPANY, CHICAGO







EXCEPTIONAL

RESULTS



Return on Average Assets
[percentage]



.63
.65
.83
1.10
1.22
00
01
02
03
04

{ Financial Performance }



Our financial performance in 2004 continued to be strong with positive growth trends. We are proud to report increases in many key financial metrics for the year. Our focus remained on the growth and quality of our loans, deposits, wealth management assets, and our client relationships.

We completed our initial public offering in June 1999. Since year-end 1999, to December 31, 2004, we have grown our asset base at a compound annual rate of 38 percent to $2.6 billion. During the same period, loans have grown at a compound annual rate of 33 percent to $1.7 billion, deposits at a compound annual rate of 33 percent to $1.9 billion, and core deposits at a compound annual rate of 28 percent to $1.4 billion. Wealth management assets under management grew at a compound annual rate of 21 percent to $1.7 billion. Diluted earnings per share (EPS) have grown at a compound annual rate of 42 percent to $1.30 (split-adjusted) since year-end 1999.



fig. 2

Elements *of the* Mosaic

Pizze

Round discs of glass used in making tesse



THE PRIVATEBANK AND TRUST COMPANY

GOLD COAST



Located in the historic Palmolive Building, The PrivateBank and Trust Company's newest office is in the heart of Chicago's Gold Coast. This area has one of the most rapidly growing concentrations of affluent clientele in the Chicago metropolitan area.

JAMES F. BRADY
Managing Director
THE PRIVATEBANK MORTGAGE COMPANY

{ COMMUNITY DEVELOPMENT }



ommunity reinvestment continues to be a strong and integral component of the PrivateBancorp design.

Community Development Lending at The PrivateBank and Trust Company grew from $121 million during the period of January 2001 to July 2003, to $232 million from August 2003 through year-end 2004. CRA-qualified grants grew by 20 percent over the previous year. We set an ambitious goal to increase CRA investments and did so by over 90 percent from 2003 with investments and commitments totaling $16 million. This amount exceeded our goal by $1 million. Importantly, we focused not only on increasing the dollar amount but also on making innovative investment choices.

Our employees increased hours of volunteer support to CRA-qualified organizations during 2004 by 68 percent for a total of 1,300 hours. Support to other not-for-profit community organizations was increased 264 percent for a total of over 1,550 hours. Through some of these volunteer hours, our staff continued strong support of Operation Hope's Financial Literacy Program and helped low-income citizens collectively realize a return of more than $115,000 in 2004 tax refunds through the Tax Assistance Program.



fig. 3

ELEMENTS *of the* MOSAIC

SMALTI

Unique, weather-resistant mosaic glass that offers incomparable reflective power and iridescent brilliance

THE INDIVIDUAL ELEMENTS







David C. Neilson
Managing Director
The PrivateBank and Trust Company, Gold Coast

Yvonne T. Heyden
Associate Managing Director
The PrivateBank and Trust Company, Gold Coast



Andrew C. Maychruk
Managing Director and
Director of Information Technology
The PrivateBank and Trust Company,
Chicago



David B. Lahl
Managing Director
The PrivateBank and Trust Company, St. Charles

Constance J. Berman
Associate Managing Director
The PrivateBank and Trust Company, Winnetka





William A. Goldstein
President
Lodestar Investment Counsel, LLC



LODESTAR

INVESTMENT COUNSEL, LLC



Kimberly Geary
Vice President and Managing Director
Lodestar Investment Counsel, LLC

THE PRIVATEBANK IN

MILWAUKEE



MARK N. LEMKE
Managing Director
THE PRIVATEBANK (IN MILWAUKEE)



THOMAS N. TUTTLE, JR.
Managing Director
THE PRIVATEBANK (IN MILWAUKEE)



Jay B. Williams
Chairman and Chief Executive Officer
The PrivateBank (in Milwaukee)

The primary office of The PrivateBank in Wisconsin will be located on the river in Milwaukee's historic First National Bank Building designed by renowned architect, Daniel Burnham.

Rich in history and tradition, Milwaukee is undergoing a renaissance with the development of multi-million-dollar residential units and additional new housing, the Milwaukee Art Museum's Calatrava addition, and Miller Park. This City has evolved into a strong technology and service sector community that numerous money management firms now call home. Also home to many universities, Milwaukee produces a highly educated workforce.

We have high expectations for the acceptance of The PrivateBank concept in the Southeastern Wisconsin market. This new initiative is a prime example of our highly selective expansion criteria. We seek those locations offering the potential to cultivate clients who are seeking the highest level of personalized service and broad array of banking and wealth management products that are the hallmark of The PrivateBank's core value proposition.



THE PRIVATEBANK

ST. LOUIS

Richard C. Jensen
Chairman and Chief Executive Officer
The PrivateBank (St. Louis)







John J. Kang
Managing Director and Senior Trust Officer
The PrivateBank and Trust Company

Sanford B. Scott
Vice Chairman and Managing Director
The PrivateBank (St. Louis)

Allan D. Ivie, IV
President and Chief Operating Officer
The PrivateBank (St. Louis)

THE PRIVATEBANCORP, INC.

M O S A I C







THE DETAILS



PVTB Year-End Stock Prices*
$32.23
$22.65
$12.62
$6.55
$3.04
00
01
02
03
04

* Adjusted to reflect the 2-for-1 split of our common stock effective May 2004 and the 3-for-2 split of our common stock effective January [illegible].


ONTINUITY
LAKE FOREST
GENEVA
OAK BROOK
WINNETKA
WILMETTE
ST. LOUIS
PVT
BANCORP.



GOLD COAST
ST CHARLES
THE PRIVATEBANK MORTGAGE COMPANY
LODESTAR INVESTMENT COUNSEL





2004

FINANCIAL REPORT

PRIVATEBANCORP, INC.



In thousands, except per share data I Fiscal years ended December 31	2004	% change
Income Statement Data		
Net Interest Income (FTE)	$77,924	29%
Less: Provision for Loan Losses	4,399	1%
Non-Interest Income	14,299	3%
Non-Interest Expense (Includes minority interest expense)	45,944	14%
Income Before Tax & Extraordinary Items	41,880	42%
Less: (FTE) Adjustment	4,382	40%
Less: Income Tax Provision	10,503	44%
Net Income to Common Shareholders	$26,995	42%
Per Share Data		
Net Income (Diluted)	1.30	23%
Dividend	0.12	50%
Book Value	9.51	12%
Actual Shares Outstanding (Period end)	20,400	4%
Profitability & Operating Ratios		
Return on Average Assets (ROA)	1.22%	11%
Return on Average Total Equity (ROE)	14.96%	-3%
Net Interest Margin (FTE)	3.63%	0%
Efficiency Ratio	49.53%	-8%
Average Assets / Average Employees	$9,163	7%
Market Cap	$657,495	47%
Balance Sheet Data		
Total Assets	$2,535,818	28%
Total Loans	$1,653,363	35%
Total Deposits	$1,872,635	21%
Total Stockholders' Equity	$194,074	16%
Total Equity / Total Assets	7.65%	-9%
Loans to Deposits	88.3%	12%
Wealth Management Assets Under Management	$1,728,031	16%
Asset Quality Ratios		
Non-Performing Loans / Total Loans	0.15%	67%
Allowance for Loan Losses / Non-Performing Loans	751%	-44%
Allowance for Loan Losses / Total Loans	1.15%	-7%
Non-Accrual Loans / Total Loans	0.066%	2,100%
Net Charge-Offs / Average Loans	0.04%	-50%
Non-Performing Assets / Total Assets	0.10%	67%

2003	2002	2001	2000
$60,274	$43,494	$29,736	$24,700
4,373	3,862	3,179	1,690
13,948	6,149	6,123	3,169
40,337	28,607	22,652	18,606
29,512	17,174	10,028	7,573
3,134	2,894	1,777	885
7,309	3,273	2,051	2,263
$19,069	$11,007	$6,200	$4,425
$1.06	$.71	$0.43	$0.31
$0.08	$0.05	$0.04	$0.03
$8.47	$5.78	$4.32	$3.91
19,707	15,408	14,412	13,870
1.10%	0.83%	0.65%	0.63%
15.43%	15.17%	10.59%	8.81%
3.62%	3.44%	3.24%	3.63%
54.09%	57.63%	63.17%	66.76%
$8,543	$7,771	$6,532	$5,724
$446,272	$194,454	$94,308	$42,190
$1,984,923	$1,543,413	$1,176,768	$829,509
$1,224,657	$965,641	$780,771	$598,724
$1,547,359	$1,205,271	$850,495	$670,246
$166,956	$89,092	$62,304	$54,249
8.41%	5.77%	5.29%	6.53%
79.1%	80.1%	91.8%	89.4%
$1,494,881	$1,239,779	$722,713	$777,800
0.09%	0.14%	0.41%	0.24%
1,343%	828%	262%	423%
1.23%	1.20%	1.06%	1.02%
0.003%	0.078%	0.09%	0.00%
0.08%	0.07%	0.15%	0.18%
0.06%	0.09%	0.27%	0.17%



A DISTINCTIVE

COMPOSITION



Board of Directors

PrivateBancorp, Inc. and The PrivateBank and Trust Company

Ralph B. Mandell	*Chairman, President and Chief Executive Officer*
Donald L. Beal	*President – Arrow Lumber*
William A. Castellano	*Chairman and CEO – WorkNet, Inc.*
Robert F. Coleman	*Principal – Robert F. Coleman & Associates*
Gary S. Collins*	*Vice Chairman and Managing Director*
Patrick F. Daly	*Founder and CEO – The Daly Group, LLC*
William A. Goldstein	*President – Lodestar Investment Counsel, LLC*
James M. Guyette	*President and Chief Executive Officer – Rolls-Royce North America, Inc.*
Wallace L. Head*	*Managing Director and Director of Wealth Management*
Richard C. Jensen	*Chairman and Chief Executive Officer – The PrivateBank (St. Louis)*
Philip M. Kayman	*Senior Partner – Neal Gerber & Eisenberg*
Dennis L. Klaeser*	*Chief Financial Officer and Managing Director*
William R. Langley	*Private Investor*
Cheryl Mayberry McKissack	*Chairman and Chief Executive Officer – NIA Enterprises*
Hugh H. McLean*	*Vice Chairman and Managing Director*
Thomas F. Meagher	*Chairman of the Board – Howell Tractor & Equipment Company*
William J. Podl	*Chairman and Chief Executive Officer – Doran Scales, Inc.*
Edward W. Rabin	*President – Hyatt Hotels Corporation*
William R. Rybak	*Private Investor*
Michael B. Susman	*Partner – Attorney at Law – Spitzer, Addis, Susman & Enders*
Jay B. Williams	*Chairman and Chief Executive Officer – The PrivateBank (in Milwaukee)*

**Board Members Only of Subsidiary – The PrivateBank and Trust Company*

Board of Directors Emeriti

Naomi Tudor Borwell	*Private Investor*
Alvin J. Gottlieb	*Private Investor*
Caren L. Reed	*Retired, Vice Chairman – PrivateBancorp, Inc. and The PrivateBank and Trust Company*

The PrivateBank (St. Louis)

Richard C. Jensen	*Chairman and Chief Executive Officer – The PrivateBank*
Stephen S. Adams, III	*Private Investor*
Steven N. Cousins	*Partner – Armstrong Teasdale, L.L.P.*
Allan D. Ivie, IV	*President and Chief Operating Officer – The PrivateBank*
Lewis A. Levey	*Principal – Paragon Group*
Ralph B. Mandell	*Chairman, President and Chief Executive Officer – PrivateBancorp, Inc.*
Jacob W. Reby	*Member – Lewis, Rice & Fingersh, L.C.*
Andrew M. Rosen	*Chief Financial Officer and Treasurer – Brown Shoe Company*
Sanford B. Scott	*Vice Chairman and Managing Director – The PrivateBank*
Jerome W. Thomasson	*President – Thomasson Advisory Group*
Patricia D. Whitaker	*President – Arcturis*



Managing Directors

PrivateBancorp, Inc.

Ralph B. Mandell
Chairman, President and Chief Executive Officer

Dennis L. Klaeser
Chief Financial Officer and Corporate Secretary

Lisa M. O'Neill
Director of Financial Reporting

The PrivateBank and Trust Company

Ralph B. Mandell
Chairman, President and Chief Executive Officer

Gary S. Collins
Vice Chairman and Managing Director

Hugh H. McLean
Vice Chairman and Managing Director

Dennis L. Klaeser
Chief Financial Officer and Managing Director

Ellen P. Abell
Managing Director and Senior Trust Officer

James K. Badger
Managing Director

Steven A. Belser
Managing Director

Paul A. Berley
Managing Director

Thomas N. Castronovo
Managing Director and Director of Marketing

M. Gail Fitzgerald
Managing Director and Senior Trust Officer

Nicholas S. Giuliano
Managing Director

Robert P. Griffiths
Managing Director

Christopher C. Hainey
Managing Director

Wallace L. Head
Managing Director and Director of Wealth Management

Lauren J. Henzel
Managing Director and Senior Trust Officer

Martin I. Klauber
Managing Director

Alan H. Kohn
Managing Director

Mark L. Kosiek
Managing Director

David B. Lahl
Managing Director

Allison M. Mandell
Managing Director

Andrew C. Maychruk
Managing Director and Director of Information Technology

Robert C. McCall
Managing Director

Jeanene V. Meisser
Managing Director and Director of Operations

Robert A. Moore
Managing Director

David C. Neilson
Managing Director

Thomas J. Olivieri
Managing Director

Lisa M. O'Neill
Managing Director and Director of Financial Reporting

James A. Ruckstaetter
Managing Director and Chief Credit Officer

John T. Schmidt
Managing Director and Senior Trust Officer

Alan M. Share
Managing Director

Daniel C. Siadak
Managing Director

John Paul Sweeney
Managing Director and Senior Trust Officer

Suzanne M. Timble
Managing Director and Senior Trust Officer

The PrivateBank (St. Louis)

Richard C. Jensen
Chairman and Chief Executive Officer

Allan D. Ivie, IV
President and Chief Operating Officer

Sanford B. Scott
Vice Chairman and Managing Director

John J. Kang
Managing Director and Senior Trust Officer

Charles W. Davis
Managing Director and Chief Credit Officer

Milwaukee

Jay B. Williams
Chairman and Chief Executive Officer

Mark N. Lemke
Managing Director

Thomas N. Tuttle, Jr.
Managing Director

The PrivateBank Mortgage Company

James F. Brady
Managing Director

Gale L. Lukat
Managing Director

Lodestar Investment Counsel, LLC

William A. Goldstein
President

Robert H. Dearborn, CFA
Senior Vice President and Managing Director

Peter W. Flanzer
Vice President and Managing Director

Kimberly Geary
Vice President and Managing Director

John J. Sobel
Vice President and Managing Director



Associate Managing Directors

The PrivateBank and Trust Company

Margaret M. Amato
Associate Managing Director

Constance J. Berman
Associate Managing Director

Marcia A. Bowden
Associate Managing Director and Director of Human Resources

Jody L. Brucato
Associate Managing Director

Gail I. Carpenter
Associate Managing Director

Sharon J. D'Alessandro
Associate Managing Director and Trust Officer

Jane Frid
Associate Managing Director

Mark G. Ganchiff
Associate Managing Director and Trust Officer

David J. Hesselbein
Associate Managing Director

Yvonne T. Heyden
Associate Managing Director

Robin M. Hill
Associate Managing Director

Christopher W. Hoste
Associate Managing Director and Investment Officer

Carter R. Huhta
Associate Managing Director

J. Wesley Kott
Associate Managing Director and CRA Officer

Anthony J. Meyer
Associate Managing Director and Investment Officer

Kevin M. Murphy
Associate Managing Director

Thomas Papahronis
Associate Managing Director and IT Operations Manager

John D. Papier
Associate Managing Director

John J. Presberg
Associate Managing Director

Joseph J. Priola
Associate Managing Director

Jerome V. Rasnak
Associate Managing Director and Controller

Amy P. Roxas
Associate Managing Director

Brian F. Ruos
Associate Managing Director

James F. Wagner
Associate Managing Director

Charles E. Weisfuss
Associate Managing Director

Scott David Welch
Associate Managing Director

The PrivateBank (St. Louis)

Rosemary A. Bishop
Associate Managing Director

Beverly S. Camp
Associate Managing Director

Charles H. Clifford
Associate Managing Director

Richard J. George
Associate Managing Director

Mark A. Graham
Associate Managing Director

Eileen Ruth Spratt
Associate Managing Director

Milwaukee

James D. Roemer
Associate Managing Director

DuPage County Office

DAVID J. BEEDIE
President and Chief Executive Officer – JFB Hart Coatings, Inc.

WILLIAM D. BOOCKFORD
Senior Managing Director – Mesirow Financial

KAREN M. BUSHY
Former Mayor – Village of Oak Brook

KEVIN C. CONNOR
President – JDI Realty, L.L.C.

LARRY M. DONOVAN
Private Investor

RONALD P. FOX
President – R.P. Fox & Associates

RICHARD M. GATTO
Executive Vice President – The Alter Group

NICHOLAS G. KEKOS
CPA – Nicholas G. Kekos, Ltd.

ROBERT C. KNUEPFER
Partner – Baker & McKenzie

THOMAS D. MARCUCCI
Vice President – Gonnella Baking Company

EDWARD MOMKUS
Partner – Momkus, McCluskey, McAndrew & Monroe, LLC

DR. PAUL K. ROSENBERG
President – Female Healthcare Associates, Ltd.

GARY B. ROTHBART
President – Rothbart Realty Company

JAY SANDERS
President and Managing Principal – Professional Business Consultants, Inc.

MARK A. TEBBE
Chairman – Techra Networks

Kane County Offices

DR. STEVEN J. BAGINSKI
Owner – Steven J. Baginski D.D.S. & Associates, Ltd.

DR. DAVID W. FLATT
Chiropractic Orthopedist – Greater Valley Medicine, S.C.

MELINDA B. HINNERS
Reverend – Fox Valley Presbyterian Church

MICHAEL R. KLUCK
President – Prairie Mechanical, Inc.

JAMES A. MOREL
Chairman & Chief Executive Officer – JAM Consulting Group, Inc.

MARK A. NICKEL
Private Investor

WILLIAM J. PODL
Chairman & Chief Executive Officer – Doran Scales, Inc.

DANIEL L. STAR
President – Centex Homes-Illinois

Lake Forest Office

DR. DOUGLAS ADLER
North Shore Gastroenterology, SC

MICHAEL S. BASOFIN
President – The Cloverleaf Group, Inc.

SHELDON BROTTMAN
Private Investor

ROBERT F. CARR, III
Senior Managing Director – Fiduciary Management Associates

PETER W. FLANZER
Vice President and Managing Director – Lodestar Investment Counsel, LLC

DANIEL J. HENNESSY
Partner – Code Hennessy & Simmons, LLC

GARY R. JANKO
Principal – Janko & Company

JEFFRY J. PICKUS
Senior Vice President, Development – The Pickus Companies

EARL E. RUBINOFF
President – The Rubinoff Group

RICHARD M. SWANSON
President – R.M. Swanson & Associates, Inc.

St. Louis

BARBARA P. AGATSTEIN
President – Wee Ones, Inc.

BENJAMIN OLA AKANDE, PH.D.
Dean – Webster University School of Business and Technology

R. CLARK AMOS
Principal – Otis & Clark Properties

THOMAS L. BENSON, III
Partner – Benson & Guest, L.L.P.

ARTHUR D. BOND, III
President – Bond + Wolfe Architects, Inc.

MICHAEL F. BURNS, M.D.
Physician – Mid-County Orthopaedic Surgery

THOMAS T. COOKE
Principal – Safe Harbor Yacht Sales, Inc.

JAMES A. FRANCIS
Vice President, General Manager – Lupton Chapel

ELIZABETH B. FREEMAN
President – Planned Parties, Inc.

WILLIAM M. FRENCH
President – W.M. French Buyer's Real Estate Services

GLENN B. GUENTHER
Principal – Discovery Group

STEPHEN G. JANSEN
Managing Director – AON Risk Services

JEFFERSON L. MILLER, JR.
Partner – Adamson Advertising, Inc.

MICHAEL C. MULLENIX
President – The Mullenix Companies

ROBERT A. NOYES
President – The Noyes Group

MARK J. PROCTOR
Principal – P&P Restaurant, Inc.

H.G. SCHWARTZ, JR., PH.D.
Private Investor

MILTON P. WILKINS, JR.
Principal – Roman, Butler, Fullerton & Co.

Wilmette/Winnetka Offices

ROBERT H. DEARBORN, CFA
Senior Vice President and Managing Director – Lodestar Investment Counsel, LLC

WILLIAM DOWNEY
Private Investor

SCOTT L. GOODMAN
Principal – Sterling Bay Companies

RICHARD M. HORWOOD
Partner – Horwood, Marcus & Berk Chartered

HERSCH M. KLAFF
Managing Director – Klaff Realty, LP

KENNETH F. LIEBERMAN
Private Investor

LESTER A. MORRIS
Senior Managing Director – Mesirow Financial, Inc.

DENNIS C. MULLEN
Retired, Managing Director – The PrivateBank and Trust Company

GREGORY J. PURCELL
Managing Director – Arbor Private Investment Company

CAREN L. REED
Retired, Vice Chairman – PrivateBancorp, Inc. and The PrivateBank and Trust Company

MICHAEL S. SCHECHTMAN
President – Fidelity Capital Corporation

REFERENCED MATERIAL

ELAINE M. GOODWIN. *Classic Mosaic.* TRAFALGAR SQUARE PUBLISHING, 2003. | ELAINE M. GOODWIN. *The Art of Decorative Mosaic.* THE CROWOOD PRESS LTD., 1999.
SONIA KING. *Mosaic Techniques & Traditions.* STERLING PUBLISHING CO., INC., 2003. | ROGER LING. *Ancient Mosaics.* PRINCETON UNIVERSITY PRESS., 1998.
INTERNET RESOURCE: WWW.DIMOSAICO.COM





PrivateBancorp, Inc.

LOCATIONS

PrivateBancorp, Inc.'s subsidiaries have strategically-located offices serving the greater Chicago, St. Louis, and Milwaukee metropolitan areas.

Lake Forest 8
LAKE COUNTY
KANE COUNTY
Winnetka 9
Wilmette 10
WISCONSIN
COOK COUNTY
LAKE MICHIGAN
Milwaukee 12
CHICAGO
6 St. Charles
Gold Coast 2
ILLINOIS
7 Geneva
5 Oak Brook
Mortgage Company 3
4 Lodestar
1 Chicago
DUPAGE COUNTY
11 St. Louis
MISSOURI

1 Chicago Office
Ten North Dearborn
Chicago, IL 60602
tel [312] 683-7100

2 Gold Coast Office
149 E. Walton Place
Chicago, IL 60611
tel [312] 238-8500

3 The PrivateBank Mortgage Company
640 N. LaSalle
Chicago, IL 60610
tel [312] 329-6440

4 Lodestar Investment Counsel, LLC
208 S. LaSalle Street
Suite 1710
Chicago, IL 60604
tel [312] 630-9666

5 DuPage County Office
1603 W. Sixteenth Street
Oak Brook, IL 60523
tel [630] 516-0900

6 Kane County Offices
24 S. Second Street
St. Charles, IL 60174
tel [630] 762-0090

7 *308 Crescent Place*
Geneva, IL 60134
tel [630] 845-4830

8 North Shore Offices
920 S. Waukegan Road
Lake Forest, IL 60045
tel [847] 615-3030

9 *1000 Green Bay Road*
Winnetka, IL 60093
tel [847] 441-4400

10 *517 Green Bay Road*
Wilmette, IL 60091
tel [847] 853-3900

11 The PrivateBank (St. Louis)
1401 S. Brentwood Blvd.
2nd Floor
St. Louis, MO 63144
tel [314] 301-2200

12 The PrivateBank (in Milwaukee)
743 North Water Street
Milwaukee, WI 53202
tel [414] 291-7100

Visit Us Online
www.PVTB.com
www.PrivateBankandTrust.com
www.ThePrivateBank.com
www.ldstr.com

Toll-Free Illinois
[800] 662-7748

Toll-Free Missouri
[877] 963-2265

Stock Transfer Agent
Illinois Stock Transfer Company | 209 West Jackson Blvd., Suite 903 | Chicago, IL 60606 | [312] 427-2953

Investor Relations
Please contact our Corporate Secretary at [312] 683-7100

"We believe our best years are ahead of us."

Ralph B. Mandell

Chairman, President and Chief Executive Officer


PRIVATEBANCORP